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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A-2


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act Of 1934

                               -------------------

                      JACOBSON RESONANCE ENTERPRISES, INC.
                      ------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                       65-0684400
           ------                                       ----------
  (State or Other Jurisdiction of          (IRS Employer Identification Number)
  Incorporation or Organization)

                        9960 Central Park Boulevard, #302
                            Boca Raton, Florida 33428
                                 (561) 477-8020
                                 --------------
          (Address and Telephone Number of Principal Executive Offices)

                          Copies of communications to:

                           William C. Phillippi, Esq.
                                Broad and Cassel
                            Broward Financial Centre
                      500 E. Broward Boulevard, Suite 1130
                         Fort Lauderdale, Florida 33394
                          Telephone No. (954) 764-7060
                         -------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                 Name of each exchange on which registered

         None
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Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
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                                (Title of class)

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                                (Title of class)

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit Number        Exhibit Description
--------------        -------------------



2.1                   Articles of Incorporation, as amended *

2.2                   Bylaws, as amended *

3.1                   Specimen Common Stock Certificate *

3.2                   Specimen Series A Convertible Preferred Stock
                      Certificate *

3.3                   Specimen 1998 Warrant Agreement *

3.4                   Specimen 1998 Placement Agent Warrant Agreement *

3.5                   Specimen 2% Convertible Debenture *

6.1 Patent License Agreement Dated October 6, 1999, Between Dr. Jerry I. Jacobson and the Company *

6.2 License Agreement Dated February 23, 1999, Between the Company and Serrato Enterprises L.L.C. *

6.3                   1998 Stock Option Plan *

27                    Financial Data Schedule**
------------------------

*  Previously filed.

** Filed herewith.

                                   SIGNATURES
                                   ----------




         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   JACOBSON RESONANCE ENTERPRISES, INC.



Date:  December 1, 1999            By: /s/  Jerry I. Jacobson
                                      ------------------------------------------
                                      Jerry I. Jacobson, Chief Executive Officer
                                      and President